August 29, 2018

Rory J. Cutaia
Chief Executive Officer
nFusz, Inc.
344 S. Hauser Blvd., Suite 414
Los Angeles, CA 90036

       Re: nFusz, Inc.
           Registration Statement on Form S-1
           Filed August 14, 2018
           File No. 333-226840

Dear Mr. Cutaia:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
Risks Related to the Proposed Sound Concepts Acquisition, page 15

1. Address here how you intend to raise the funds required to pay the Sound Concepts acquisition cash payment. Additionally, given that the success of this offering appears to bear significantly on whether the acquisition will be consummated, you should include risk factor disclosure that investors will not have the Rule 419 protections typically associated with blank check offerings (e.g., the funds will not be held in escrow pending the consummation of the acquisition, and that you will have immediate access to the funds of this offering whether or not the acquisition is completed).
 Rory J. Cutaia
nFusz, Inc.
August 29, 2018
Page 2
The Proposed Sound Concepts Acquisition, page 28

2. We note your disclosure in the use of proceeds section that you may use a "material portion" of the net proceeds from this offering to fund all or part of the acquisition cash payment. Expand your disclosure to explain how you intend to make the cash payment required by the terms of the letter of intent without using proceeds from this offering. We note your disclosure that as of June 30, 2018, you had cash of approximately $1.4 million.
         If applicable, disclose here and in the risk factors section that your ability to make the required cash payment is dependent upon the success of this offering.
3. Regarding your proposed acquisition of Sound Concepts, please fully comply with Rule 3-
         05 and Article 11 of Regulation S-X or Rules 8-04 and 8-05 of Regulation S-X, as
         applicable, or advise us. We refer you to FRC 506.02(c)(ii) for guidance when determining whether an acquisition is probable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551-
3350 with any other questions.



FirstName LastNameRory J. Cutaia                              Sincerely,
Comapany NamenFusz, Inc.
                                                              Division of
Corporation Finance
August 29, 2018 Page 2                                        Office of
Telecommunications
FirstName LastName